Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

ReShape Lifesciences, Inc.

San Clemente, California

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement on Form S-1 of our report dated April 8, 2022, except for the effect of the one-for-fifty reverse stock split discussed in Note 2 as to which the date is January 12, 2023 and the impact of the restatement discussed in Note 2 as to which the date is April 17, 2023, relating to the consolidated financial statements of Reshape Lifesciences, Inc. appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

/s/ BDO USA, P.A.

Costa Mesa, California

August 25, 2023